P.E. 4-01-02

1-14734

02032338

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of April 2002

Groupe Danone
(Translation of registrant's name into English)

7, rue de Téhéran
75008 Paris
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure:

A press release dated April 26, 2002 announcing a master distribution agreement between The Coca-Cola Company and Groupe Danone for Evian bottled water in North America.

COMMUNIQUE DE PRESSE

DANONE

THE COCA-COLA COMPANY AND GROUPE DANONE ANNOUNCE NORTH AMERICAN MASTER DISTRIBUTION AGREEMENT FOR EVIAN BOTTLED WATER

ATLANTA and PARIS, April 25, 2002 --The Coca-Cola Company and Groupe DANONE, the owner of the Evian brand and the world leader in the bottled water category, today announced a master agreement under which Coca-Cola will manage marketing execution, sales and distribution for the Evian brand in North America (U.S. and Canada). Evian distribution will continue through the Coca-Cola System, including Coca-Cola Enterprises, Coca-Cola Bottling Company United, Swire Pacific Holdings, The Philadelphia Coca-Cola Bottling Company, and The Coca-Cola Bottling Company of Northern New England, as well as other existing distributors of Evian. Financial terms of the agreement were not disclosed.

Franck Riboud, Groupe DANONE's chairman and chief executive officer, said, "The agreement provides Evian with access to the marketing expertise of Coca-Cola in North America. Aligning Evian's interests in North America with The Coca-Cola Company and system will advance our goals for the brand by taking advantage of the experience and strength of Coca-Cola in brand-building and distribution of beverages."

Doug Daft, chairman and chief executive officer of The Coca-Cola Company stated, "We look forward to creating long-term value for our Company and bottling partners by profitably growing Evian, the world's leading premium water brand, even as we continue the rapid expansion of Dasani. This agreement, over the long term, enhances our system's ability to realize more fully the great growth opportunity in the water category."

Coca-Cola Enterprises and the other independent bottlers of The Coca-Cola Company currently distribute more than half of all Evian bottled water in North America. Coca-Cola will honor all existing contracts with bottlers not affiliated with Coca-Cola that currently distribute Evian.

Under the agreement, Groupe DANONE will continue to undertake all global product development and brand strategy efforts for Evian. Coca-Cola will lead marketing efforts to include the development of marketing plans, media planning, and consumer and customer promotion development. Danone Waters of North America, Inc., the holding company for Groupe DANONE's North American water assets, will provide sales and customer service support.

About Groupe DANONE

Groupe DANONE, one of the leading food companies focuses on three product categories: fresh dairy products, bottled water, and cereal snacks and biscuits. Groupe DANONE's portfolio of brands and products includes national and international market leaders such as Danone (Dannon in the United States), the world's number one dairy brand, Evian, Volvic, LU.

About The Coca-Cola Company

The Coca-Cola Company is the world's largest beverage company and is the leading producer and marketer of soft drinks. The Company markets four of the world's top five soft drink brands, including Coca-Cola, diet Coke, Fanta and Sprite. Through the world's largest distribution system, consumers in nearly 200 countries enjoy The Coca-Cola Company's products at a rate of more than 1 billion servings each day.

Forward-Looking Statements

This press release may contain statements, estimates or projections that constitute "forward-looking statements" as defined under U.S. federal securities laws. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from The Coca-Cola Company's historical experience and our present expectations or projections. These risks include, but are not limited to, foreign currency and interest rate fluctuations; changes in the non-alcoholic beverages business environment, including actions of competitors and changes in consumer preferences; adverse weather conditions; our ability to finance expansion plans, share repurchase programs and general operating activities; regulatory and legal changes; the effectiveness of our advertising and marketing programs; fluctuations in the cost and availability of raw materials; our ability to achieve earnings forecasts; changes in economic and political conditions; our ability to penetrate developing and emerging markets; litigation uncertainties; and other risks discussed in our Company's filings with the Securities and Exchange Commission (the "SEC"), including our Annual Report on Form 10-K, which filings are available from the SEC. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Coca-Cola Company undertakes no obligation to publicly update or revise any forward-looking statements.

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Paris, April 25, 2002

CONTACTS:

The Coca-Cola Company
Media:
Kari Bjorhus
(404) 676-2683

Investors:
Larry M. Mark
(404) 676-8054

Groupe Danone:
Diane d'Oleon
33-1-44-352-071
Laurent Lemaire
33-1-44-352-073

United States:
Joele Frank, Wilkinson Brimmer Katcher
Matt Sherman or Joele Frank
212-355-4449

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant Group Danone has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 29, 2002

GROUPE DANONE

By: ______________________

Name: Emmanuel Faber

Title: Senior Executive Vice-President, Chief Financial Officer

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